FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13s – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of June 2005

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F).

Forms 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934).

Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-         ).

Enclosure:

Schedule 10, Notification of major interests in shares
Holding in Company
Increase in Directors' shareholdings
Directors’ interests in shares

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Acambis plc

2. Name of shareholder having a major interest

INVESCO Perpetual UK Investment Series Limited (“UK ICVC”)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees Limited

5. Number of shares / amount of stock acquired

46,000 shares

6. Percentage of issued class

0.04%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

10 May 2005

11. Date company informed

11 May 2005

12. Total holding following this notification

19,341,000 shares

13. Total percentage holding of issued class following this notification

18.04%

14. Any additional information

Notification provided by AMVESCAP as an agent for UK ICVC Holding for SAR purposes is 27,504,316 shares representing a 25.65% holding

15. Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary +44 (0) 1223 275 300

16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown

Date of notification

12 May 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Holding in Company

Cambridge, UK and Cambridge, Massachusetts – 19 May 2005– Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces that it received notification on 18 May 2005 that as from 17 May 2005 Fidelity International Limited (and its direct and indirect subsidiaries incorporating Fidelity Investment Services Limited) and Mr Edward C Johnson 3d no longer held a notifiable interest in the share capital of Acambis.

-ends-

Enquiries:

Acambis plc
Elizabeth Brown, Company Secretary Lyndsay Wright, VP, Communications and Investor Relations	Tel: +44 (0) 1223 275 300

Notes to editors:
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world's only licensed oral typhoid vaccine, in North America. Acambis has other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 47 US States in the last six years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk management” in the Company’s 2004 Annual Report and 2003 Form 20-F, in addition to those detailed on the Company’s website and in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Increase in Directors’ shareholdings

Cambridge, UK – 31 May 2005 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces a number of transactions which took place on 27 May 2005 involving Directors’ shareholdings in Acambis.

Gordon Cameron, Chief Executive Officer, exercised 20,600 nil-cost shares awarded under the Acambis Share Incentive Plan (“LTIP”) on 22 April 2002. Mr Cameron sold 15,600 shares for 219p each, in part to fund the taxation liabilities arising and the cost of exercising the LTIPs. The remaining 5,000 LTIP shares will be held by the Trustees of Acambis Employees’ Trust (“the Trustees”) on his behalf. As a result of these transactions, Mr Cameron’s shareholding in Acambis, including those shares held on his behalf by the Trustees, has increased by 5,000 shares to 283,442 shares, representing approximately 0.26% of Acambis’ issued share capital.

Dr Thomas Monath, Chief Scientific Officer, exercised 20,504 nil-cost shares awarded under the Acambis Share Incentive Plan (“LTIP”) on 22 April 2002. Dr Monath sold 10,504 shares for 219p each, in part to fund the taxation liabilities arising and the cost of exercising the LTIPs. The remaining 10,000 LTIP shares will be held by the Trustees of Acambis Employees’ Trust (“the Trustees”) on his behalf. As a result of these transactions, Dr Monath’s shareholding in Acambis, including those shares held on his behalf by the Trustees, has increased by 10,000 shares to 70,842 shares, representing approximately 0.06% of Acambis’ issued share capital.

David Lawrence, Chief Financial Officer, purchased 800 shares at 219p per share on behalf of certain family members. After this transaction, the shareholding in Acambis held by Mr Lawrence on behalf of his family (being connected persons) was 800 shares, representing approximately 0.001% of Acambis' issued share capital.

Dr Randal Chase, Non-executive Director, purchased 10,000 shares at 219p per share. After this transaction, the shareholding in Acambis held by Dr Chase was 10,000 shares, representing approximately 0.01% of Acambis' issued share capital.

Michael Lytton, Non-executive Director, purchased 3,767 shares at 219p per share. After this transaction, the shareholding in Acambis held by Mr Lytton had increased from 18,022 to 21,789 shares, representing approximately 0.02% of Acambis' issued share capital.

Enquiries:

Acambis plc
Elizabeth Brown, Company Secretary	Tel: +44 (0) 1223 275 300
Lyndsay Wright, VP, Communications and Investor Relations

-ends-

About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world's only licensed oral typhoid vaccine, in North America. Acambis has other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 47 US States in the last six years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk management” in the Company’s 2004 Annual Report and 2003 Form 20-F, in addition to those detailed on the Company’s website and in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Directors’ interests in shares

Cambridge, UK – 1 June 2005 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces that, on 31 May 2005, the following grants of options under the Acambis 1999 Share Option Scheme and awards under the Acambis Long-term Incentive Plan (“LTIP”) were made to the three Executive Directors:

Director	Share options	LTIPs	Total shares over which options held (note 1)
Gordon Cameron	78,538	157,077	657,806
David Lawrence	42,808	85,616	256,629
Dr Thomas Monath	40,709	81,418	407,584

Both the share options and LTIPs were granted over ordinary 10p shares. The share options were granted at exercise price of 219p per share. On exercise of the LTIP awards, a nominal £1.00 would be payable by each Director. The exercise periods applicable are 31 May 2008 to 30 May 2015 and 31 May 2008 to 30 November 2008 for the options and LTIPs respectively. No amount was payable by the Directors on the grant of these share options or LTIPs.

Note 1: The total shares over which options are held (share options and LTIPs) following all of the above transactions detailed within this news release.

Enquiries:

Acambis plc
Elizabeth Brown, Company Secretary	Tel: +44 (0) 1223 275 300
Lyndsay Wright, VP, Communications and Investor Relations

-ends-

About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world's only licensed oral typhoid vaccine, in North America. Acambis has other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 47 US States in the last six years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk management” in the Company’s 2004 Annual Report and 2003 Form 20-F, in addition to those detailed on the Company’s website and in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 June 2005		ACAMBIS PLC

	By:	/s/ Lyndsay Wright

Name: Lyndsay Wright
Title: Director of Communications